Exhibit 99.1

Consolidated financial highlights

Consolidated	Three months ended March 31,
($ 000s except per unit data)
	2010	2009	% Change

Revenue (net of royalties and financial derivative instruments)	$467,437	$470,769	(1)

Funds flow from Provident Midstream operations (1)	47,027	61,454	(23)
Funds flow from Provident Upstream operations (1)	$12,132	$22,827	(47)
Funds flow from operations	$59,159	$84,281	(30)
Per weighted average unit – basic and diluted	$0.22	$0.32	(31)
Distributions to unitholders	$47,634	$54,511	(13)
Per unit	$0.18	$0.21	(14)
Percent of funds flow from operations paid out as declared distributions	81%	65%	25
Net loss	$(60,459)	$(40,284)	50
Per weighted average unit – basic and diluted	$(0.23)	$(0.16)	44
Capital expenditures	$29,358	$56,506	(48)
Acquisitions	$26,704	$374
Proceeds on sale of assets	$206,411	$-
Weighted average trust units outstanding (000s)
- basic and diluted (2)	264,498	259,391	2

Consolidated
	As at March 31,	As at December 31,
($ 000s)	2010	2009	% Change
Capitalization
Long-term debt	$341,817	$505,262	(32)
Unitholders’ equity	$1,280,229	$1,381,399	(7)
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Includes dilutive impact of convertible debentures.

Operational highlights

	Three months ended March 31,
	2010	2009	% Change
Oil and Gas Production
Daily production - Provident Upstream
Crude oil (bpd)	3,798	10,710	(65)
Natural gas liquids (bpd)	757	1,138	(33)
Natural gas (mcfd)	51,442	76,260	(33)
Provident Upstream oil equivalent (boed) (1)	13,129	24,558	(47)

Average realized price (before realized financial derivative instruments)
Crude oil blend ($/bbl)	$71.12	$36.23	96
Natural gas liquids ($/bbl)	$54.14	$41.13	32
Natural gas ($/mcf)	$5.08	$4.75	7
Oil equivalent ($/boe) (1)	$43.59	$32.47	34
Field netback (3) (before realized financial derivative instruments) ($/boe)	$18.71	$12.62	48
Field netback (3) (including realized financial derivative instruments) ($/boe)	$18.76	$16.85	11
Midstream
Provident Midstream NGL sales volumes (bpd)	113,279	141,669	(20)
Adjusted EBITDA (000s) (2)	$50,904	$69,927	(27)
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) Adjusted EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items - see "Reconciliation of non-GAAP measures".
(3) Field netback is a non-GAAP measure - see "Provident Upstream segment review - operating netback".

 Management’s Discussion & Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the three months ended March 31, 2010 compared to the three months ended March 31, 2009 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to May 13, 2010.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Provident Midstream and Canadian crude oil and natural gas production (“Provident Upstream” or “COGP”).  The Midstream business unit operates in Canada and the United States and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Provident’s Upstream business produces crude oil and natural gas from three operating areas in the western Canadian sedimentary basin.  During 2009, Provident completed the sale of Upstream properties in Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster.  In March 2010, Provident sold the Upstream properties in the West Central Alberta operating area, reducing Provident’s Upstream activities to three operating areas.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the Midstream business unit and the Upstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements.  See “Forward-looking information” at the end of the analysis for further discussion.

The analysis refers to certain financial and operational measures that are determined to not be in accordance with generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from operations, adjusted EBITDA and operating netbacks.

Management uses funds flow from operations to analyze operating performance.  Funds flow from operations is reviewed, along with debt repayments and capital programs in setting monthly distributions.  Funds flow from operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.  See “reconciliation of non-GAAP measures”.

Management uses adjusted EBITDA to analyze the operating performance of each business unit. Adjusted EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”). See “reconciliation of non-GAAP measures”.

Field operating netback as presented does not have a standardized meaning prescribed by Canadian GAAP and may not be comparable with calculations of similar measures of other entities. See “Provident Upstream segment review- operating netback”.

First quarter highlights

The first quarter highlights section provides commentary on the first quarter of 2010 results compared to the first quarter of 2009.

Merger of Provident Upstream with Midnight Oil Exploration

On April 19, 2010, Provident announced a strategic transaction in which Provident will combine the remaining Provident Upstream business with Midnight Oil Exploration Ltd. (“Midnight”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Under the Arrangement, Midnight will acquire all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which holds all of the oil and gas properties and reserves associated with Provident’s Upstream business. Total consideration is approximately $460 million and will consist of $120 million in cash and 324 million shares of Midnight valued at $340 million, based on the 20 day weighted average trading price of Midnight shares on the Toronto Stock Exchange (“TSX”) of $1.05 as of April 19, 2010.

Under the terms of the Arrangement, each Provident unitholder will directly receive 0.12225 shares of a new intermediate sized oil and gas producer Pace Oil & Gas Ltd. (“Pace”) for every unit of Provident held and each Midnight shareholder will receive 0.1 shares of Pace for every share Midnight held.  The exchange ratio incorporates a planned one for ten consolidation of Midnight shares pursuant to the terms of the Arrangement and immediately prior to the issuance of Pace shares.  Provident unitholders will own approximately 81 percent of Pace and Midnight shareholders will own approximately 19 percent of Pace, upon completion of the Arrangement.

Upon successful conclusion of the transaction, the shares of Pace (formerly Midnight shares) will be delivered to Provident unitholders in exchange for a portion of the units held by each Provident unitholder. Provident unitholders will continue to hold the remaining portion of their units in Provident Energy Trust following the Arrangement.  The Pace shares will continue to be listed on the TSX and the Provident units will continue to be listed on the TSX and the NYSE.

The arrangement requires the approval of Provident unitholders and Midnight shareholders, as well as court and regulatory approvals that are typical of transactions of this nature. Special meetings of Provident unitholders and Midnight shareholders are scheduled to occur on June 28, 2010.  To be implemented, the Arrangement must be approved by not less than 66 2/3 percent of the votes cast by Provident unitholders and Midnight shareholders voting at the applicable meetings.  Closing of the Arrangement is anticipated on or about June 30, 2010.  Provident’s financial advisory, legal fees and other direct fees associated with the Arrangement in respect of this transaction are expected to be approximately $8.0 million.

Appointment of new President and Chief Executive Officer

Provident announced the appointment of Mr. Douglas Haughey to the position of President and Chief Executive Officer and Director.  Mr. Haughey will succeed Mr. Tom Buchanan who stepped down from his position as President and Chief Executive Officer and Director effective April 28, 2010.  Mr. Buchanan co-founded and led Provident Energy Trust, and its predecessor Founder’s Energy, since 1993.

Mr. Haughey is a seasoned executive with over 30 years of diverse energy experience.  He held various executive roles with large North American energy infrastructure and commercial services businesses.  Most recently he was responsible for Spectra Energy’s Canadian midstream business and was President and Chief Executive Officer of Spectra Energy Income Fund.

Provident also announces that Cameron Vouri, President of the Upstream Business Unit stepped down effective April 30, 2010 and that Daniel O’Byrne, Executive Vice President and Chief Operating Officer will assume full responsibility for the Upstream Business Unit until the closing of the announced Arrangement with Midnight, and will retire at that time.

Midstream financial derivative contract buyout

In April, 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business unit for a total cost of approximately $196 million.  The carrying value of these specific contracts at March 31, 2010 was a liability of $177.7 million.  The buyout of Provident’s forward mark to market positions will allow the Trust to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to lock-in margins for terms of up to one year. Provident has retained certain participating crude oil and natural gas swaps and the NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products. Based on the current forward price strip, management expects that cash flow will increase by an amount approximating the cost of the buyout for the latter half of 2010 through 2013, as a result of increased participation in extraction margins.  See “Commodity price risk management program”.

Funds flow from operations and cash distributions

	Three months ended March 31,
($ 000s, except per unit data)	2010	2009	% Change
Funds flow from operations and distributions
Funds flow from operations	$59,159	$84,281	(30)
Per weighted average unit
- basic and diluted (1)	$0.22	$0.32	(31)
Declared distributions	$47,634	$54,511	(13)
Per unit	$0.18	$0.21	(14)
Percent of funds flow from operations paid out as declared distributions	81%	65%	25
(1) Includes dilutive impact of unit options and convertible debentures.

First quarter 2010 funds flow from operations was $59.1 million, 30 percent below the $84.3 million recorded in the first quarter of 2009.  The Provident Midstream business unit provided $47.0 million to first quarter 2010 funds flow from operations, 23 percent below the $61.5 million recorded in the comparable 2009 quarter.  Improved gross operating margins for the Empress East and Redwater West business lines were more than offset by increased losses on financial derivative instruments.

Provident Upstream’s 2010 first quarter funds flow from operations was $12.1 million, a 47 percent decrease from the $22.8 million recorded in the comparable 2009 quarter.  The lower Upstream funds flow reflects strategic divestments in the Upstream business unit of approximately 6,200 boed of production sold prior to the start of the first quarter of 2010 and the sale of approximately 5,000 boed of production that closed on March 1, 2010.

Declared distributions in the first quarter of 2010 totaled $47.6 million, 81 percent of funds flow from operations. This compares to $54.5 million of declared distributions in first quarter of 2009, 65 percent of funds flow from operations.

Outlook

The following outlook contains forward-looking information regarding possible events, conditions or results of operations in respect of the Trust that is based on assumptions about future economic conditions and courses of action.  There are a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  See “Forward-looking information” in this MD&A for additional information regarding assumptions and risks in respect of the Trust’s forward-looking information.

Provident Midstream has a capital budget of approximately $86 million for 2010. The Trust plans to allocate approximately $17 million of this budget towards the expansion and construction of pipeline, rail and truck terminalling infrastructure at the Corunna storage facility near Sarnia. Provident anticipates that these upgrades will enhance operating flexibility and commercial opportunities at Sarnia. Provident is also reviewing joint venture opportunities to facilitate the pipeline movement of C2+ from the Marcellus Shale play in Pennsylvania to our storage facility at Corunna. This facility is well situated to be a terminalling hub for NGLs from the rapidly growing Marcellus Gas play.  Both Buckeye Partners L.P. and Kinder Morgan Energy Partners, L.P. have announced pipeline projects to move NGL mix from the Marcellus Gas play to Sarnia.

At Redwater, Provident will advance a new 500,000 barrel condensate cavern that will be commissioned in early 2011, begin work on a second cavern of equal size slated for completion in 2012 and construct a brine pond to facilitate future cavern operations. The Trust has also recently completed its supply negotiations for the upcoming NGL year and has secured additional sources of NGL mix supply which are expected to replace prior year production declines.

During the first quarter, Provident completed the construction of a truck offloading facility at its Empress plant and began receiving NGL mix volumes on April 1, 2010.  Provident has negotiated term supply arrangements for the majority of the truck rack capacity and is also negotiating the purchase of additional third-party NGL mix to increase Empress East supply volumes during the year and utilize Provident’s incremental fractionation capacity at Sarnia.

Key drivers influencing the Midstream business include access to and cost of NGL mix and natural gas feedstock, power and fuel costs, and the demand for finished products including ethane, propane, butane and condensate.

Management anticipates that Provident Midstream will generate adjusted EBITDA in the range of $200 million to $230 million in 2010, subject to market and operational assumptions and excluding the one-time cost of the financial derivative instruments buyout in the second quarter of 2010.  This guidance is based, in part, on 2010 average price assumptions of U.S. WTI crude $86.00/bbl, AECO gas $4.30/GJ, Cdn/U.S. dollar exchange rate of 1.01, a Mont Belvieu propane price at 60 percent of crude oil, and includes realized losses on financial derivative instruments of $22.1 million recorded in the first quarter of 2010.

The Board will continue to set distributions on a monthly basis.  Based on current forward commodity prices, Provident plans to maintain its cash distributions at $0.06 per month for the remainder of 2010. Based on the annualized cash distribution rate of $0.72 Provident anticipates an annualized payout ratio, excluding the impact of the one-time cost of the financial derivative instruments buyout in the second quarter, of approximately 82 percent.

Net loss

Consolidated	Three months ended March 31,
($ 000s, except per unit data)	2010	2009	% Change

Net loss	$(60,459)	$(40,284)	50
Per weighted average unit
– basic (1) and diluted (2)	$(0.23)	$(0.16)	44
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of convertible debentures.

In the first quarter of 2010, Provident recorded a net loss of $60.5 million compared to a loss of $40.3 million in the comparable 2009 quarter.

The Provident Midstream segment had a net income of $25.4 million in the first quarter of 2010, compared to a net loss of $2.1 million in the first quarter of 2009.  The change was primarily due to a $49.6 million reduction in unrealized loss on financial derivative instruments offset by a $19.0 million reduction in adjusted EBITDA.

Provident’s net income figures are affected by the requirement to “mark-to-market” all financial derivative instruments at the end of the period and report these unrealized gains or losses as part of current period net income.  Because Provident’s commodity price risk management program at March 31, 2010 extends over three years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

The Provident Upstream business segment net loss of $85.9 million, in the first quarter of 2010 compared to a 2009 first quarter net loss of $38.2 million.  The majority of the 2010 first quarter net loss was due to the recognition of an impairment loss of $99.1 million on Upstream’s remaining oil and natural gas assets.  The impairment loss was attributable to the decline in forecasted prices used in the determination of future cash flows and was recorded in depletion, depreciation and accretion expense as a permanent impairment.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (adjusted EBITDA) within its segment disclosure. Adjusted EBITDA is a non-GAAP measure.  A reconciliation between adjusted EBITDA and loss before taxes follows:

	Three months ended March 31,
($ 000s)	2010	2009	% Change

Loss before taxes	$(96,334)	$(75,035)	28
Adjusted for:
Cash interest	5,027	8,370	(40)
Unrealized loss on financial derivative instruments	28,044	89,293	(69)
Depletion, depreciation and accretion and other non-cash expenses	142,643	72,418	97
Adjusted EBITDA	$79,380	$95,046	(16)

The following table reconciles funds flow from operations with cash provided by operating activities:

Reconciliation of funds flow from operations	Three months ended March 31,
($ 000s)	2010	2009	% Change

Cash provided by operating activities	$80,761	$132,668	(39)
Change in non-cash operating working capital	(22,641)	(51,361)	(56)
Site restoration expenditures	1,039	2,974	(65)
Funds flow from operations	59,159	84,281	(30)

Taxes

	Three months ended March 31,
($ 000s)	2010	2009	% Change

Capital tax expense	$-	$318	(100)
Current tax expense	108	2,121	(95)
Future income tax recovery	(35,983)	(37,190)	(3)
	$(35,875)	$(34,751)	3

The 2010 first quarter future income tax recovery of $36.0 million compares to a recovery of $37.2 million in the first quarter of 2009.  The future income tax recovery in the first quarter of 2010 was a result of the Provident Upstream impairment loss, losses created by interest and royalty deductions at the incorporated subsidiary level as well as the unrealized loss on financial derivative instruments. The future income tax recovery in the first quarter of 2009 resulted primarily from the unrealized loss on financial derivative instruments.

Interest expense

Consolidated	Three months ended March 31,
($ 000s, except as noted)	2010	2009	% Change

Interest on bank debt	$981	$3,822	(74)
Interest on convertible debentures	4,046	4,548	(11)
Total cash interest	$5,027	$8,370	(40)

Weighted average interest rate on all long-term debt	4.3%	4.3%	-
Debenture accretion and other non-cash interest expense	1,145	1,334	(14)
Total interest expense	$6,172	$9,704	(36)

Interest expense decreased for the quarter as compared to the same quarter in 2009 due to significantly lower debt levels.  The lower debt levels reflect the strategic asset dispositions that closed in the third and fourth quarters of 2009 and in the first quarter of 2010.

Commodity price risk management program

Provident’s commodity price risk management program utilizes derivative instruments to provide protection against lower commodity prices and margins.  The program reduces exposure to downside commodity price volatility and provides support for cash distributions, bank lending capacity, capital programs and acquisition and project economics.  The program protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment.  For the Midstream business unit the program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin.  The Program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident’s input costs.

The commodity price derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  In previous periods, Provident has entered into natural gas, crude oil and foreign exchange financial derivative contracts through March 2013 designed to protect operating margins in the Midstream business.  Short term financial derivative instruments directly fixing propane, butane, natural gasoline and electricity prices have also been executed.

In April, 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business unit for a total cost of approximately $196 million.  The carrying value of these specific contracts at March 31, 2010 was a liability of $177.7 million.  The buyout of Provident’s forward mark to market positions will allow the Trust to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to lock-in margins for terms of up to one year.  Provident has retained certain participating crude oil and natural gas swaps and the NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products. Based on the current forward price strip, management expects that cash flow will increase by an amount approximating the cost of the buyout for the latter half of 2010 through 2013, as a result of increased participation in extraction margins.

Management will continue to actively monitor commodity price risk and intends to continue mitigate its impact through financial risk management activities.  Provident will continue to utilize financial derivative instruments to protect NGL product prices, inventories and extraction margins for up to 12 months forward in order to protect the economics of the Midstream business.  A revised summary of Provident’s current financial derivative positions will be made available on Provident’s website at www.providentenergy.com/bus/riskmanagement/commodity.cfm.

A summary of Provident’s risk management contracts executed during the first quarter of 2010 is contained in the following tables.

Activity in the First Quarter:

COGP
Year	Product	Volume (Buy)/Sell		Terms	Effective Period

2011	Natural Gas	4,700	Gjpd	Puts Cdn $4.57 per gj (floor price) (2) (3)	January 1 - December 31
	Crude Oil	500	Bpd	Participating Swap US $65.00 per bbl (Participation 80% above the floor price)	January 1 - March 31

Midstream
Year	Product	Volume (Buy)/Sell		Terms	Effective Period

2010	Crude Oil	(1,185)	Bpd	US $80.16 per bbl (9)	April 1 - June 30
		750	Bpd	US $83.60 per bbl (4) (10)	April 1 - December 31
		701	Bpd	US $76.40 per bbl (4) (10)	October 1 - December 31
	Propane	1,484	Bpd	US $1.129 per gallon (5) (9)	April 1 - June 30
	Normal Butane	495	Bpd	US $1.41 per gallon (6) (9)	April 1 - June 30
		(536)	Bpd	US $1.3975 per gallon (6) (10)	October 1 - December 31
	ISO Butane	(288)	Bpd	US $1.4375 per gallon (7) (10)	October 1 - December 31
	Natural Gasoline	(750)	Bpd	US $1.808 per gallon (8) (10)	April 1 - December 31

2011	Crude Oil	750	Bpd	US $83.60 per bbl (4) (10)	January 1 - March 31
		701	Bpd	US $76.40 per bbl (4) (10)	January 1 - March 31
	Normal Butane	(536)	Bpd	US $1.3975 per gallon (6) (10)	January 1 - March 31
	ISO Butane	(288)	Bpd	US $1.4375 per gallon (7) (10)	January 1 - March 31
	Natural Gasoline	(750)	Bpd	US $1.808 per gallon (8) (10)	January 1 - March 31
(1) The above table represents a number of transactions entered into over the first quarter 2010.
(2) Natural gas contracts are settled against AECO monthly index.
(3) Natural gas put options provide a "floor" price for the gas quantities contracted. Floor price is strike less premium. Provident receives market price above the "floor".
(4) Crude Oil contracts are settled against NYMEX WTI calendar average.
(5) Propane contracts are settled against Belvieu C3 TET.
(6) Normal butane contracts are settled against Belvieu NC4 NON-TET.
(7) ISO Butane contracts are settled against Belvieu IC4 NON-TET.
(8) Natural gasoline contracts are settled against Belvieu NON-TET natural gasoline.
(9) Conversion of Crude Oil BTU contracts to liquids.
(10) Midstream margin contracts.

Settlement of commodity contracts

The following table summarizes the impact of financial derivative contracts settled during the first quarters of 2010 and 2009 that were included in realized (loss) gain on financial derivative instruments.

	Three months ended March 31,
Realized (loss) gain on financial derivative instruments	2010		2009
($ 000s except volumes)		Volume (1)		Volume (1)
Provident Upstream
Crude Oil	$328	0.1	$5,859	0.3
Natural gas	(271)	2.3	3,481	1.5

Provident Midstream
Crude Oil	(7,213)	0.7	25,422	1.2
Natural gas	(16,079)	5.2	(17,265)	5.7
NGL's (includes propane, butane)	535	0.3	5,796	0.1
Foreign Exchange	1,135		(3,003)
Electricity	(100)		(186)

Corporate
Interest Rate (2)	(493)		-
Realized (loss) gain on financial derivative instruments	$(22,158)		$20,104
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

(2) Realized gains and losses on coporate related interest rate contracts are allocated to the reporting segments for segmented reporting purposes.

The realized loss in the first quarter of 2010 was driven by natural gas purchase derivative contracts in the midstream business settling at a contracted price higher than the current market natural gas prices as well as crude oil derivative sales contracts in the midstream business settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.  In contrast, the 2009 realized gain was driven mostly by crude oil derivative sales contracts in both business units settling at contracted crude oil prices higher than the crude oil market prices during the settlement period partially offset by natural gas purchase derivative contracts in the midstream business settling at a contracted price higher than the market natural gas prices during the settlement period.

In addition, the Trust recorded a gain of $0.1 million (2009 - $0.1 million loss) on corporate foreign exchange contracts.  The amounts were included in gain on sale of assets, foreign exchange and other on the consolidated statement of operations and were allocated to the reporting segments.

Liquidity and capital resources

Consolidated
($ 000s)	March 31, 2010	December 31, 2009	% Change

Long-term debt - revolving term credit facility	$100,186	$264,776	(62)
Long-term debt - convertible debentures	241,631	240,486	-
Working capital surplus (excluding financial derivative instruments)	(38,953)	(31,152)	25
Net debt	$302,864	$474,110	(36)

Unitholders' equity (at book value)	1,280,229	1,381,399	(7)
Total capitalization at book value	$1,583,093	$1,855,509	(15)

Total net debt as a percentage of total book value capitalization	19%	26%	(27)

Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit.  Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As a result of the weakening of the global economy in 2008, oil and gas industry participants, including Provident, had been experiencing more restricted access to capital.  Recent activity in the capital markets towards the end of 2009 has shown signs of improvement, however increased borrowing costs are still anticipated.  Management believes that cash flows from operating activities and availability under existing bank facilities will be adequate to allow Provident to move forward with its budgeted 2010 capital program.  However, these issues will affect Provident as it reviews financing alternatives for future capital expenditures and potential acquisition opportunities.

Substantially all of Provident's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Long-term debt and working capital

In March 2010, Provident’s Canadian term credit facility was reduced by $50 million to $980 million due to the asset disposition in the Upstream business unit.

As at March 31, 2010, Provident had drawn on 10 percent of its term credit facility as compared to 26 percent drawn as at December 31, 2009.  The decrease in the level of bank debt was a result of the application of proceeds from the Upstream strategic property dispositions.

At March 31, 2010 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $31.7 million, increasing bank line utilization to 13 percent.  The guarantees at December 31, 2009 totaled $27.2 million.

The following table shows the change in Provident’s working capital position:

($ 000s)	As at March 31, 2010	As at December 31, 2009	Change
Current Assets
Cash and cash equivalents	$5,068	$7,187	$(2,119)
Accounts receivable	226,003	216,786	9,217
Petroleum product inventory	30,491	37,261	(6,770)
Prepaid expenses and other current assets	2,491	4,803	(2,312)
Financial derivative instruments	5,435	5,314	121

Current Liabilities
Accounts payable and accrued liabilities	211,500	221,417	9,917
Cash distribution payable	13,600	13,468	(132)
Financial derivative instruments	106,968	86,441	(20,527)
Working capital deficit	$(62,580)	$(49,975)	$(12,605)

The ratio of net debt (as calculated under “Liquidity and capital resources”) to funds flow from operations for the twelve months ended March 31, 2010 was a 1.3 to one, compared to annual 2009 net debt to funds flow from operations of 1.8 to one.  The decreased ratio reflects a decrease in net debt and lower funds flow from operations.  On a segmented basis, using allocated debt balances as disclosed in note 10 to the consolidated financial statements, the Provident Upstream business had a ratio of net debt to funds flow from operations for the twelve months ended March 31, 2010 of 1.0 to one (2009 – 1.6 to one).  The ratio for the Provident Midstream business unit was 1.4 to one, compared to 2.0 to one in 2009.

Trust units

Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program, 0.9 million units were elected in the first quarter of 2010 and were issued or are to be issued, representing proceeds of $6.9 million (2009 – 1.7 million units for proceeds of $7.6 million).

At March 31, 2010 management and directors held less than one percent of the outstanding trust units.

Capital related expenditures and funding

	Three months ended March 31,
($ 000s)	2010	2009	% Change

Capital related expenditures
Capital expenditures	$(29,358)	$(56,506)	(48)
Site restoration expenditures	(1,039)	(2,974)	(65)
Acquisitions	(26,704)	(374)
Net capital related expenditures	$(57,101)	$(59,854)	(5)

Funded by
Funds flow from operations net of declared distributions to unitholders	$11,525	$29,770	(61)
Cash proceeds on sale of assets	206,411	-
Decrease in long-term debt	(164,590)	(8,861)	1,757
DRIP proceeds	6,923	7,640	(9)
Change in working capital, including cash	(3,168)	31,305	(110)
Net capital related expenditure funding	$57,101	$59,854	(5)

Provident has funded its net capital expenditures with cash flow from operations and long-term debt.  Proceeds on sale of assets were applied to Provident’s revolving term credit facility.

Strategic review and restructuring expenses

In continuation with the previously announced strategic review process, on April 19, 2010, Provident announced a strategic transaction to separate its Upstream and Midstream businesses. An agreement was reached with Midnight Oil Exploration Ltd. (“Midnight”) to combine the Provident Upstream business with Midnight in a $460 million transaction.  The arrangement requires approval of Provident unitholders and Midnight shareholders, as well as court and regulatory approvals that are typical of transactions of this nature. Closing of this arrangement is anticipated on or about June 30, 2010.  The Board of Directors has unanimously approved the proposal that, once implemented, will also enable Provident Midstream to continue as a pure play, cash distributing natural gas liquids (NGL) infrastructure and services business. Going forward, Provident will be led by Douglas Haughey, who was appointed to the position of President and Chief Executive Officer and Director succeeding Tom Buchanan who decided to step down from his position as President and Chief Executive Officer and Director, effective April 28, 2010.

The Board of Directors and management team will continue to evaluate conversion to a corporation and expect to be in a position to communicate a conversion plan to unitholders later this year, following the conclusion of the Arrangement.

For the three months ended March 31, 2010, strategic review and restructuring costs were $1.1 million (2009 - $0.3 million).  The costs are comprised primarily of severance, consulting and legal costs.  Provident estimates the remaining cost of separating and restructuring the Provident businesses will be approximately $25 million, which will be funded by the existing revolving term credit facility.

Unit based compensation

Unit based compensation includes expenses or recoveries associated with Provident’s restricted and performance unit plan.  Unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  The expense or recovery associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense.  For the three months ended March 31, 2010, Provident recorded unit based compensation expense of $3.9 million (2009 - $0.6 million) and made related cash payments of $10.9 million (2009 - $8.1 million), of which $0.1 is included in strategic review and restructuring expense (2009 – nil).  The expense was higher in 2010 as a result of a higher Provident trust unit trading price, upon which the compensation is based.  At March 31, 2010, the current portion of the liability totaled $6.6 million (December 31, 2009 - $12.2 million) and the long-term portion totaled $10.4 million (December 31, 2009 - $12.5 million).

Provident Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.

The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

The Empress East and Redwater West business lines are supported by Provident’s integrated marketing arm which has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic.  Rather than selling NGL produced by the Empress East and Redwater West facilities at the plant gate, the marketing and logistics group utilizes Provident’s integrated suite of transportation, storage and logistics assets to access markets across North America. By strategically building inventories of specification products during lower priced periods which can then be distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident’s marketing group also generates margins by taking advantage of locational price differentials and arbitrage trading opportunities. Margins generated through marketing activities are included within the Empress East and Redwater West business lines.

Midstream asset acquisition

On March 31, 2010, Provident purchased a storage facility in Corunna, Ontario.  The facility is located in close proximity to Provident’s existing operations in Sarnia, Ontario. The 1,000 acre site has an active cavern storage capacity of 12.1 million barrels, consisting of 5.0 million barrels of hydrocarbon storage and 7.1 million barrels currently used for brine storage. The facility also includes 13 pipeline connections and a small rail offloading facility. This facility is well situated to be a terminalling hub for NGLs from the rapidly growing Marcellus Gas play.  The Trust plans to allocate approximately $17 million of its capital budget towards the expansion and construction of pipeline, rail and truck terminalling infrastructure at the Corunna storage facility.  Provident anticipates that these upgrades will enhance operating flexibility and commercial opportunities at Sarnia in the future.

Market environment

Performance of the Midstream business unit is closely tied to market prices for NGL products and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream operating margins are summarized in the following table:

Midstream business reference prices	Three months ended March 31
	2010	2009	% Change

WTI (US$ per barrel)	$78.71	$43.08	83
Exchange rate (from US$ to Cdn$)	1.04	1.25	(17)
WTI expressed in Cdn$ per barrel	$81.93	$53.65	53

AECO monthly index (Cdn$ per gj)	$5.08	$5.34	(5)

Frac Spread Ratio (1)	16.1	10.0	61

Mont Belvieu Propane (US$ per US gallon)	$1.25	$0.68	84
Mont Belvieu Propane expressed as a percentage of WTI	67%	66%	2

Market Frac Spread in Cdn$ per barrel (2)	$38.92	$17.31	125
1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
2) Market frac spread is determined using weighted average spot prices at Mont Belvieu for propane, butane, and condensate and the AECO monthly index price for natural gas.

The NGL pricing environment in the first quarter of 2010 was significantly stronger than in the first quarter of 2009. The average first quarter 2010 WTI crude oil price was US$78.71 per barrel, representing an increase of 83 percent compared to the first quarter of 2009. The impact of higher WTI crude oil prices was partially offset by the strengthening of the Canadian dollar relative to the US dollar in the first quarter of 2010 compared to the first quarter of 2009. Propane prices were also much stronger than in the prior year, tracking the increase in crude oil prices. The Mont Belvieu propane price averaged US$1.25 per US gallon in the first quarter 2010, compared to US$0.68 per US gallon in the first quarter 2009. Propane prices as a percentage of WTI averaged 67 percent during the first quarter of 2010, which was similar to the prior year.  During the first quarter of 2010, propane sales prices in the Sarnia market-place traded at a 13 percent premium to propane prices in Mont Belvieu reflecting increased activity from the winter heating season, especially in the first part of the quarter. These seasonal premiums were lower than in first quarter 2009 as mild weather during February and March of 2010 reduced demand for propane relative to the prior year. While the winter heating demand for propane across most of North America was moderate versus first quarter 2009, solid petrochemical demand, in addition to export demand, continued to support the drawdown of inventories during first quarter 2010. Butane and condensate sales prices were also much higher in the first quarter of 2010 which is reflective of higher crude oil prices and solid petrochemical demand for these products.

First quarter 2010 natural gas prices were higher than in the fourth quarter of 2009, however, prices were still slightly lower than in first quarter 2009. AECO natural gas averaged $5.08 per gj in the first quarter of 2010 compared to $5.34 per gj during the first quarter of 2009, a decrease of five percent.  While lower natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low priced gas environment will impact the availability and overall cost of natural gas and NGL mix supply in western Canada, as natural gas producers may elect to shut-in production or reduce drilling activities.

Market frac spreads averaged $38.92 per barrel during the first quarter of 2010, a significant increase from $17.31 per barrel during the first quarter of 2009.  Prior year market frac spreads were significantly impacted by the steep decline in NGL prices during the fourth quarter of 2008 which carried into the first quarter of 2009.  The benefit to Provident of much higher market frac spreads in first quarter 2010 was tempered by increased costs for natural gas supply in western Canada, particularly at Empress.  Empress extraction premiums have increased by more than 200 percent in the first quarter 2010 relative to the prior year quarter as a result of reduced volumes of natural gas flowing past the Empress straddle plants.  In the first quarter of 2010, natural gas throughput at the Empress Eastern border averaged approximately 5.4 bcf per day, a decrease of approximately 13 percent compared to the same period in 2009.  While extraction premiums have been excluded from the calculation of market frac spreads, they are included, along with other costs, when determining actual extraction operating margins.  Lower natural gas throughput at the Empress facilities reduces the propane-plus inventories available for sale in Sarnia and in surrounding eastern markets. Tighter supply at Sarnia may have a positive impact on Eastern sales prices relative to other major propane hubs, including Mont Belvieu and Sarnia, during periods of high demand.

Industry propane inventories in the United States were approximately 28 million barrels as of the end of the first quarter, a decrease of approximately 12 million barrels compared to the prior year, and approximately two million barrels below the five year historical average. Ending first quarter 2010 Canadian industry propane inventories were approximately three million barrels which is one million barrels higher than at the end of first quarter 2009, and approximately half a million barrels above the historic five year average. Higher Canadian propane inventories are primarily attributable to reduced demand in the first quarter of 2010, which was lower than in the prior year due to above average temperatures across Canada and most of the United States during much of the quarter.

Midstream business performance

Midstream business unit results can be summarized as follows:

	Three months ended March 31,
(bpd)	2010	2009	% Change

Provident Midstream NGL sales volumes	113,279	141,669	(20)

	Three months ended March 31,
($ 000s)	2010	2009 (1)	% Change

Empress East margin	$28,098	$17,504	61
Redwater West margin	43,913	36,573	20
Commercial Services margin	16,528	16,024	3
Gross operating margin	88,539	70,101	26
Realized (loss) gain on financial derivative instruments	(22,092)	10,764	-
Cash general and administrative expenses	(14,022)	(11,868)	18
Strategic review and restructuring expenses	(365)	(137)	166
Gain on sale of assets, foreign exchange and other	(1,156)	1,067	-
Provident Midstream Adjusted EBITDA	$50,904	$69,927	(27)
(1) Certain transportation expenses and product margins relating to the prior year have been reclassified from Redwater West to Empress East to conform with current year presentation.

Gross operating margin

Midstream gross operating margin during the first quarter of 2010 totaled $88.5 million, a significant increase of  26 percent compared to the prior year.  The increase in operating margin is primarily a result of much stronger Empress East and Redwater West propane-plus unit margins which were driven by a much stronger NGL pricing environment compared to the prior year quarter. Higher unit margins were partially offset by a 20 percent reduction in NGL sales volumes.

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in central Canada and the eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the “frac spread”, which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger business line margins.  Differentials between propane-plus and crude oil prices, as well as locational price differentials will also impact the frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread, however these costs are included in the business line operating margin.

Empress East gross operating margin was $28.1 million in the first quarter of 2010 compared to $17.5 million in the same quarter of 2009.  This 61 percent increase was due to significantly higher propane-plus per unit margins, partially offset by lower propane-plus sales volumes.  Stronger per unit margins were primarily driven by much higher frac spreads in first quarter of 2010 relative to the first quarter of 2009. The impact of higher frac spreads were partially offset by an increase in the extraction premiums paid to purchase natural gas in the first quarter of 2010.  As a result of lower eastern gate gas flows through the Empress facilities, first quarter 2010 extraction premiums have increased by approximately 200 percent compared to the first quarter of 2009.  Eastern gate gas supply in the first quarter of 2010 was impacted by lower natural gas drilling activity in western Canada throughout much of 2009 which was a result of low natural gas prices, particularly during the second and third quarters, as well as reduced access to capital due to the weaker macroeconomic environment.  Narrower natural gas pricing differentials between AECO and Chicago have also impacted Empress gas supply. Differentials between AECO and Chicago have narrowed over time as a result of increased heavy oil activity in western Canada, and incremental sources of gas supply within the United States, including the U.S. Rockies.

First quarter 2010 propane-plus sales volumes were 25 percent lower than in the first quarter of 2009.  Sales were impacted by lower product availability and reduced demand, which was a result of milder weather throughout Eastern markets during February and March. The majority of Empress East sales arrangements are typically entered into on a term basis which corresponds to the NGL contract year which runs from April 1 to March 31 of the following year.  During 2009, as a result of the expiry of Provident’s lease for fractionation capacity at Sarnia on April 1, 2009, sales for the 2009/10 NGL contract year were reduced to reflect an expected reduction in processing capacity of 6,000 bpd.  In August 2009, Provident successfully replaced the expired leased fractionation capacity by purchasing an additional working interest in the Sarnia fractionation plant which increased Provident’s share of proprietary processing capacity by approximately 7,400 bpd.  Provident is currently pursuing several initiatives to increase utilization of its incremental processing capacity at Sarnia. During the first quarter of 2010, Provident completed the construction of a truck rack at the Provident Empress facility which will be used to truck NGL mix supply from western Canada into the Empress complex for injection into the Enbridge pipeline system. Provident has also entered into agreements to purchase third party NGL mix supply at the Empress facilities.

On March 31, 2010, Provident completed the acquisition of the Provident Corunna Storage Terminal. The Corunna storage facility will significantly enhance the flexibility of Provident’s Empress East business line by allowing Provident to strategically build inventories during lower priced summer months, which will then be sold into premium priced markets during the peak winter season. The Corunna storage facility will also be used to generate revenues from third-party storage of NGLs.

The Redwater West business line:

The Redwater West business line purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  The Redwater West business line also includes gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies specification NGLs to local markets as well as NGL mix supply to the Redwater fractionation facility. The feedstock for this business line is primarily NGL mix rather than natural gas, therefore frac spreads have a smaller impact on margin than in the Empress East business line.

Also located at the Redwater facility is Provident’s industry leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent. Provident’s condensate terminal is the largest of its size in western

Canada and over the past several years Provident has continuously increased its condensate market presence at Redwater through marketing, third-party terminalling and, more recently, condensate storage.  In the latter half of 2009, Provident placed two 500,000 barrel storage caverns into condensate service at Redwater, and is currently developing a third cavern which will be commissioned in 2011.  Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within the Commercial Services business line, while income relating to proprietary condensate marketing activities remains within the Redwater West business line.

In the first quarter of 2010, the operating margin for Redwater West was $43.9 million, an increase of 20 percent compared to $36.6 million in the first quarter of 2009.  The increase in margin was due to significantly higher per unit margins relative to the prior year, primarily relating to propane and condensate. Propane margins are higher than in the prior year as a result of the significant increase in propane prices. Condensate margins benefitted from increased sales prices partially as a result of stronger condensate demand for use as diluent for heavy oil which in turn resulted in higher premiums relative to WTI in first quarter 2010 over first quarter 2009.   On a combined basis, Redwater West propane-plus selling prices in the first quarter of 2010 increased by 35 percent relative to the prior year quarter reflecting higher market prices for NGL. Cost of goods sold, on a per unit basis, was 32 percent higher than the first quarter of 2009 reflecting market based pricing for NGLs and natural gas.

The increase in propane-plus unit margins was partially offset by a 24 percent reduction in Redwater West sales volumes.  Sales volumes in the first quarter of 2010 were lower than in the first quarter of 2009 as a result of lower NGL product supply and weaker demand due to unseasonably warm weather in both western Canada and the western United States during much of the quarter.  In the first quarter of 2010, Redwater West supply was impacted by declining natural gas production in northwest Alberta and northeastern British Columbia resulting in less NGLs available for sale. Provident has recently completed its contracting season for NGL mix supply for the upcoming NGL contract year which begins on April 1, 2010 and was successful both in replacing prior year production declines and in gaining new sources of NGL mix supply. Throughout the remainder of 2010, Provident also expects to benefit from additional gas supply volumes at the Younger extraction plant as a result of the recently completed South Peace Pipeline which will bring incremental gas to Younger from the rapidly developing Montney area in northeast British Columbia. Term purchase premiums for NGL mix for the upcoming NGL year have increased relative to the prior year, reflecting declining supply across western Canada, however, similarly to eastern markets, as supply of specification NGL products continues to tighten in western Canada, Provident may be able to realize higher sales price premiums on NGL product sales.

The Commercial Services business line:

The Commercial Services business line generates income from fee-for-service contracts to provide fractionation, storage, LPG terminalling, loading and offloading services.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. Operating margin in the first quarter of 2010 was $16.5 million, representing an increase of three percent compared to the same period in 2009.  The increase in margin was mostly due to incremental storage revenues from Provident’s condensate storage caverns, which were completed in the third quarter of 2009, partially offset by lower loading and unloading revenues.

Operations – Midstream NGL sales volumes

Midstream sold 113,279 bpd in the first quarter of 2010, down 20 percent when compared with 141,669 bpd in the first quarter of 2009.  The reduction in volumes primarily represents the decrease in propane-plus sales volumes in both Empress East and Redwater West and was a result of both declining supply and reduced winter demand, especially for propane.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”) and funds flow from operations

First quarter 2010 adjusted EBITDA decreased 27 percent to $50.9 million from $69.9 million in the first quarter 2009 reflecting higher operating margins for all three business lines, more than offset by a higher realized loss on financial derivative instruments.  The $22.1 million realized loss on financial derivative instruments in the first quarter of 2010 contrasts with a $10.8 million gain in the first quarter of 2009.  The change in the amounts settled was due to commodity price volatility over the periods.  In April, 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business unit.  For more information see “Commodity price risk management program”.  Cash general and administrative expenses were higher in 2010 as a result of an increased allocation of corporate costs reflecting Provident’s increased focus on the Midstream business.  Funds flow from operations for the first quarter of 2010 was $47.0 million, a decrease of $14.5 million or 23 percent compared to $61.5 million in the first quarter of 2009.  The decrease in funds flow from operations reflected the lower adjusted EBITDA, lower interest expense and lower current taxes.

Capital expenditures

Midstream capital expenditures for the first quarter of 2010 totaled $7.0 million.  In the first quarter of 2010, $5.7 million was spent on growth projects including the construction of a truck rack at the Provident Empress plant and the continued development of cavern storage at Redwater.  In addition, $1.3 million was spent on sustaining capital requirements.

Provident Upstream segment review

Upstream asset disposition

On March 1, 2010, Provident closed the sale of the oil and natural gas production assets in the West Central Alberta operating area for net proceeds of $175.5 million.  Production on the date of announcement for these properties totaled approximately 5,000 boed.  Net disposition proceeds were applied to Provident’s revolving term credit facility.

Crude oil and natural gas liquids prices

The following prices are net of transportation expense.

Provident Upstream	Three months ended March 31,
($ per bbl)	2010	2009	% Change

Oil per barrel
WTI (US$)	$78.71	$43.08	83
Exchange rate (from US$ to Cdn$)	1.04	1.25	(17)
WTI expressed in Cdn$	$81.93	$53.65	53

Realized pricing before financial derivative instruments
Crude oil	$71.12	$36.23	96
Natural gas liquids	$54.14	$41.13	32
Crude oil and natural gas liquids	$68.30	$36.70	86

In the first quarter of 2010, Provident’s realized oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by 86 percent to $68.30 per barrel compared to $36.70 per barrel in the first quarter of 2009.  The increase was related to narrower differentials and an 83 percent higher US$ WTI crude oil price partially offset by a stronger Canadian dollar.

Natural gas price

The following prices are net of transportation expense.

Provident Upstream	Three months ended March 31,
(Cdn$ per mcf)	2010	2009	% Change

AECO monthly index	$5.36	$5.63	(5)
Corporate natural gas price per mcf before financial derivative instruments	$5.08	$4.75	7

Provident’s first quarter 2010 realized natural gas price, prior to the impact of financial derivative instruments, increased seven percent as compared to the first quarter of 2009.  Provident’s gas portfolio includes aggregator contracts sold on a term basis that can differ from the benchmark price and sells to the spot market on monthly or daily indices and receives prices which take into account heat content.  Provident’s realized prices and changes in price can therefore differ from benchmark indices.

Production

Provident Upstream	Three months ended March 31,
	2010	2009	% Change
Daily production
Crude oil (bpd)	3,798	10,710	(65)
Natural gas liquids (bpd)	757	1,138	(33)
Natural gas (mcfd)	51,442	76,260	(33)
Oil equivalent (boed) (1)	13,129	24,558	(47)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production decreased 47 percent to 13,129 boed during the first quarter of 2010 as compared to 24,558 boed in the comparable quarter of 2009.  The decrease was primarily due to the disposition of approximately 4,000 boed of production in the Southeast and Southwest Saskatchewan operating areas on September 30, 2009, approximately 2,200 boed in the Lloydminster area on November 30, 2009 and approximately 5,000 boed of production in the West Central Alberta area on March 1, 2010.  The reduced volumes in the remaining core areas were impacted by lower capital expenditures in 2009 and 2010 on drilling and optimization activities as well as capital directed at longer term plays that did not result in immediate production additions.  The result was that production additions did not offset the natural production declines.

In the third quarter of 2009, Provident reported the impact a third party natural gas pipeline outage was having on the deliverability of its Northwest Alberta natural gas production.  In the fourth quarter of 2009, operational steps carried out by Provident resulted in nearly full deliverability of Provident’s natural gas.  Repairs on this line were completed by the end of the first quarter of 2010.

In Dixonville, additional crude oil wells were converted to water injectors in the first quarter as part of the phase two expansion.  Production from these wells in the first quarter of 2009 was approximately 600 bpd.  The approval for the phase two expansion was received in January 2010 and an application for phase three was submitted in February 2010.  Production growth in Dixonville is expected to increase as the waterflood matures with incremental production expected gradually over the next 18 months.

Production for the first quarter of 2010 was weighted 65 percent natural gas, and 35 percent crude oil and natural gas liquids.  This compared to first quarter 2009 production weighted 52 percent natural gas and 48 percent crude oil and natural gas liquids.

Provident Upstream’s production summarized by operating areas is as follows:

	Three months ended March 31,
Provident Upstream	2010	2009	% Change
Daily Production - by area (boed) (1)
Southern Alberta	4,194	4,643	(10)
Northwest Alberta	3,563	4,247	(16)
Dixonville	2,048	3,467	(41)
	9,805	12,357	(21)
Other (2)	3,324	12,201	(73)
	13,129	24,558	(47)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009,
 Lloydminster operating area that was sold on November 30, 2009 and West Central Alberta operating area that was sold on
 March 1, 2010.

Revenue and royalties

Provident Upstream	Three months ended March 31,
($ 000s except per boe and mcf data)	2010	2009	% Change

Oil
Revenue	$24,313	$34,926	(30)
Realized gain on financial derivative instruments	328	5,859	(94)
Royalties	(5,202)	(6,496)	(20)
Net revenue	$19,439	$34,289	(43)
Net revenue (per barrel)	$56.87	$35.57	60
Royalties as a percentage of revenue	21.4%	18.6%

Natural gas
Revenue	$23,499	$32,630	(28)
Realized (loss) gain on financial derivative instruments	(271)	3,481	-
Royalties	(2,772)	(4,834)	(43)
Net revenue	$20,456	$31,277	(35)
Net revenue (per mcf)	$4.42	$4.56	(3)
Royalties as a percentage of revenue	11.8%	14.8%

Natural gas liquids
Revenue	$3,690	$4,211	(12)
Royalties	(1,004)	(1,027)	(2)
Net revenue	$2,686	$3,184	(16)
Net revenue (per barrel)	$39.42	$31.09	27
Royalties as a percentage of revenue	27.2%	24.4%

Total
Revenue	$51,502	$71,767	(28)
Realized gain on financial derivative instruments	57	9,340	(99)
Royalties	(8,978)	(12,357)	(27)
Net revenue	$42,581	$68,750	(38)
Net revenue (per boe)	$36.04	$31.11	16
Royalties as a percentage of revenue	17.4%	17.2%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses and the realized gain (loss) on financial derivative instruments excludes the impact of corporate interest rate swap gains/losses allocated to Provident Upstream.

In the first quarter of 2010, Provident Upstream production revenue was $51.5 million, a decrease of 28 percent from $71.8 million in 2009.  A 47 percent decrease in production was partially offset by an 86 percent increase in crude oil and natural gas liquids prices, and a seven percent increase in realized natural gas price.  The preceding factors, as well as the $9.3 million decrease in realized gain on financial derivative instruments account for net revenue of $42.6 million in the first quarter of 2010, 38 percent below the $68.8 million recorded in the first quarter of 2009.  Net revenue per boe in the first quarter of 2010 was $36.04 per boe, an increase of 16 percent from $31.11 per boe in the first quarter of 2009.

Production expenses

Provident Upstream	Three months ended March 31
($ 000s, except per boe data)	2010	2009	% Change

Production expenses	$20,419	$31,521	(35)
Production expenses (per boe)	$17.28	$14.26	21

First quarter 2010 production expenses decreased 35 percent to $20.4 million from $31.5 million in the comparable 2009 quarter.  On a per boe basis, quarter over quarter production expenses increased by 21 percent to $17.28 per boe from $14.26 per boe in the comparable 2009 quarter.  The operating cost per boe increase in the remaining core areas reflects fixed costs allocated over fewer produced barrels of oil equivalent.

Operating netback

Operating netback as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable with calculations of similar measures of other entities.

Provident Upstream	Three months ended March 31,
($ per boe)	2010	2009	% Change
Netback per boe
Gross production revenue	$43.59	$32.47	34
Royalties	(7.60)	(5.59)	36
Operating costs	(17.28)	(14.26)	21
Field operating netback	18.71	12.62	48
Realized gain on financial derivative instruments	0.05	4.23	(99)
Operating netback after realized financial derivative instruments	$18.76	$16.85	11

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

The first quarter 2010 field operating netback increased 48 percent to $18.71 per boe from $12.62 per boe in the comparable quarter in 2009.  The 34 percent increase in gross production revenue per boe reflects both the 86 percent increase in the crude oil and liquids prices and the seven percent increase in natural gas prices combined with Provident’s increased weighting of natural gas production to 65 percent of the production base from 52 percent in the comparable quarter in 2009.  Royalties increased 36 percent on a per boe basis reflecting the increased gross production revenue per boe.  The first quarter 2010 operating netback after financial derivative instruments increased by 11 percent to $18.76 per boe from $16.85 per boe reflecting the preceding factors as well as the 2010 first quarter realized gain on financial derivative instruments of $0.05 per boe compared to $4.23 per boe in the comparable quarter in 2009.

General and administrative

Provident Upstream	Three months ended March 31,
($ 000s, except per boe data)	2010	2009	% Change

Cash general and administrative	$7,448	$12,865	(42)
Non-cash unit based compensation	(2,413)	(3,518)	(31)
	$5,035	$9,347	(46)

Cash general and administrative (per boe)	$6.30	$5.82	8

Cash general and administrative expenses for Provident Upstream in the first quarter decreased 42 percent to $7.4 million from $12.9 million recorded in the 2009 comparable quarter.  On a per boe basis, the cash general and administrative expenses recorded in first quarter 2010 increased eight percent to $6.30 from $5.82 in the first quarter of 2009.  The decrease in total cash general and administrative expense reflects staff reductions and cost cutting measures implemented within the organization as well as a reduction in the allocation of corporate costs to Upstream, reflecting the reduction in size of the business relative to the Midstream business unit.  The increase in the per boe amount is attributable to the reduced production that has been impacted by the asset dispositions and production declines that reflect the reduced capital program.

The non-cash unit based compensation was a recovery of $2.4 million in the first quarter of 2010 compares with a $3.5 million recovery in the first quarter of 2009.  The 2010 and 2009 reductions were due primarily to payments made in the first quarter of each year as well as changes in Provident Trust unit trading prices at the end of the respective periods.

Capital expenditures

Provident Upstream	Three months ended March 31,
($ 000s)	2010	2009

Capital expenditures - by category
Geological, geophysical and land	$797	$2,775
Drilling and recompletions	17,660	28,892
Facilities and equipment	3,851	14,416
Office and other	77	433
Total additions	$22,385	$46,516

Capital expenditures - by area
Southern Alberta	4,046	3,163
Northwest Alberta	12,736	31,628
Dixonville	5,070	2,955
	$21,852	$37,746
Other (1)	533	8,770
Total additions	$22,385	$46,516

Property acquisitions	$4,630	$374
Property dispositions	$174,281	$-
(1) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009,  Lloydminster operating area that was sold on November 30, 2009 and West Central Alberta operating area sold on  March 1, 2010.

In the first quarter of 2010, Provident Upstream executed its capital program by spending $21.9 million on its three operating areas.  In Dixonville, the waterflood enhanced oil recovery program is proceeding as planned with first quarter spending of $5.1 million primarily on facility expansion and upgrade activities related to the conversion of crude oil producing wells into water injectors.  In Northwest Alberta, $12.7 million was primarily spent on drilling 2 (1 net) Pekisko oil wells that were cased, cored, and left standing at the end of the winter drilling season.  Equipment and facility work associated with the Pekisko and Muskeg and Keg River Oil plays accounted for the remainder of the expenditures.  The $4.1 million of capital spent in the Southern Alberta included 4.6 net wells drilled and ongoing completion, tie-ins, recompletions, facility upgrades and production optimization activities.  In addition $0.5 million was spent on other non-core operating areas and corporate assets.

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Three months ended March 31,
($ 000s, except per boe data)	2010	2009	% Change

DD&A	$38,305	$70,752	(46)
DD&A - ceiling test impairment	99,074	-
Total DD&A	$137,379	70,752	94
DD&A (per boe)	$32.42	$32.01	1

DD&A charges in the first quarter of 2010, before impact of a ceiling test impairment, were down 46 percent to $38.3 million compared to $70.8 million in the first quarter of 2009.  The lower charges reflect a 47 percent decrease in production volumes in the first quarter of 2010 compared to the first quarter of 2009.

In the first quarter of 2010, Provident Upstream recorded a ceiling test impairment of $99.1 million in DD&A.  The fair value used in the ceiling test was determined by the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free rate of five percent.  The impairment loss was attributable to the decline in forecasted prices used in the estimation of future cash flows.

Accretion expense associated with asset retirement obligations was $0.7 million in the first quarter of 2010 compared to $0.8 million in the first quarter of 2009.

Distributions

The following table summarizes distributions paid as declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2010
January 22, 2010	February 12, 2010	$0.06	0.06
February 22, 2010	March 15, 2010	0.06	0.06
March 22, 2010	April 15, 2010	0.06	0.06
2010 Cash Distributions paid as declared		0.18	0.18
2009 Cash Distributions paid as declared		0.75	0.67
2008 Cash Distributions paid as declared		1.38	1.29
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54	1.64
Inception to March 31, 2010 – Distributions paid as declared		$14.70	11.45
* Exchange rate based on the Bank of Canada noon rate on the payment date.

Foreign ownership

Based on information received from our transfer agent and financial intermediaries in April 2010, an estimated 85 percent of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and interest on inter-company debt.  Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its asset portfolio is derived from non-taxable Canadian properties.

On September 17, 2003, Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.  To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s Board of Directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Change in accounting policies

International Financial Reporting Standards (IFRS)

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.

In 2008, Provident commenced the process to transition from current Canadian GAAP to IFRS.  A project plan and a project team were established.  The project team is led by finance management and includes representatives from various areas of the organization as necessary to plan for a smooth transition to IFRS.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Provident has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Education and training sessions for employees throughout the organization and discussions with Provident’s external auditors have been held and will continue throughout the subsequent phases.  Regular reporting on the project plan is provided to Provident’s senior management and to the Audit Committee of the Board of Directors.

During 2009, Provident was engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions, as further described below, and an analysis of financial systems has been performed.

During the implementation phase which began in the first quarter of 2010, Provident will execute the required changes to business processes, financial systems, accounting policies, IT systems, disclosure controls and internal controls over financial reporting as discussed below.  Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements.  In addition, due to anticipated changes to IFRS and International Accounting Standards prior to Provident’s adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

First –Time Adoption of IFRS:

IFRS 1, “First-Time Adoption of International Financial reporting Standards” (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS.  Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Provident, which at this time include the following:

•
Business Combinations – IFRS 1 would allow Provident to use the IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations that occurred prior to transition to IFRS.  The IFRS business combination rules converge with the new CICA Handbook section 1582 that is also effective for Provident on January 1, 2011, however, early adoption is permitted.

•
Property, Plant and Equipment (“PP&E”) – IFRS 1 provides the option to value the Upstream PP&E assets at their deemed cost being the Canadian GAAP net book value assigned to these assets as at the date of transition, January 1, 2010.  This amendment is permissible for entities, such as Provident, who currently follow the full cost accounting guideline under Canadian GAAP that accumulates all oil and gas assets into one cost centre.  Under IFRS, Provident’s PP&E assets must be divided into smaller cost centres.  The net book value of the assets on the date of transition will be allocated to the new cost centres on the basis of Provident’s reserve volumes or values at that point in time.

The transition from Canadian GAAP to IFRS is a significant undertaking that may materially affect the Trust’s reported financial position and results of operations.  At this time, Provident has identified key differences that will impact the financial statements as follows:

•
Presentation of Exploration and Evaluation (“E&E”) expenditures separate from PP&E – Upon transition to IFRS, Provident will present all E&E expenditures as a separate component on the Consolidated Balance Sheet.  This will include the book value for Provident’s land that relates to undeveloped properties.  E&E assets will not be depleted and must be assessed for impairment when indicators suggest the possibility of impairment.

•
Calculation of depletion expense for Upstream PP&E assets – Upon transition to IFRS, Provident has the option to calculate depletion using a reserve base of proved reserves or both proved and probable reserves, as compared to the Canadian GAAP method of calculating depletion using only proved reserves.  Provident has not concluded at this time which method for calculating depletion will be used.

•
Impairment of long-term assets – Under IFRS, impairment of long-term assets must be calculated at a more granular level than what is currently required under Canadian GAAP.  Impairment calculations will be performed at the cash generating unit level for both Upstream and Midstream long-term assets.

•
Due to the recent withdrawal of the exposure draft on IAS 12 Income Taxes in November 2009 and the issuance of the exposure draft on IAS 37 Provisions, Contingent Liabilities and Contingent Assets in January 2010,  management is still determining the impact of these revised standards on its IFRS transition.

In addition to accounting policy differences, Provident’s transition to IFRS will impact the internal controls over financial reporting, disclosure controls and procedures and IT systems as follows:

•
Internal controls over financial reporting – As the review of Provident’s accounting policies is completed, an assessment will be made to determine changes required to ensure the continued integrity of Provident’s internal controls over financial reporting.  As an example, additional controls will be implemented for the IFRS 1 changes such as the allocation of Provident’s PP&E as well as the process for re-classifying Provident’s E&E expenditures from PP&E.  This assessment will be an ongoing process through 2010 to ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•
IT systems – Provident is finalizing the system updates required in order to ready the Trust for IFRS reporting.  The modifications while not significant are, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS statements in 2010 as well as the modifications required to track PP&E costs and E&E costs with a more granular level of detail for IFRS reporting.  Additional system modifications may be required based on final policy choices.

•
Disclosure controls and procedures – Information relating to Provident’s transition to IFRS, as well as the progress in completing the implementation phase described above, will continue to be communicated to senior management and the Board of Directors and reported on in Provident’s annual and interim filings, including its MD&A.   As a result, Provident’s disclosure controls and procedures will ensure that stakeholders are provided with sufficient information to assist in understanding the impact of the IFRS transition on Provident.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth; and

•	the impact of Canadian governmental regulation on Provident, including the effect of the legislated tax on trust distributions.

The oil and natural gas industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	changes to environmental regulations;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market;

•	competition for exploration prospects and the development of new sources of production;

•	declining oil and natural gas reserves and production;

•	marketability of oil and natural gas;

•	the ability to attract and retain employees; and

•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;

•	reduction in the volume of throughput or the level of demand;

•	the ability to attract and retain employees;

•	increasing operating and capital costs;

•	regulatory intervention in determining processing fees and tariffs; and

•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a competitive cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the three months ended March 31, 2010 on both the Toronto Stock Exchange and the New York Stock Exchange:

Q1
TSE – PVE.UN (Cdn$)
High	$8.61
Low	$7.07
Close	$7.88
Volume (000s)	19,046
NYSE – PVX (US$)
High	$8.40
Low	$6.76
Close	$7.71
Volume (000s)	99,239

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking information in this MD&A includes, but is not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Specifically, the “Outlook” section in this MD&A may contain forward-looking information about prospective results of operations, financial position or cash flows of the Trust.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's midstream, NGL processing and marketing business;
•	the growth opportunities associated with the midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to developing forward-looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;

•	the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•	the impact of increasing competition;
•	the Trust's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which the Trust operates;
•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Quarterly table

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2010
First
Quarter
Financial - consolidated
Revenue	$467,437
Funds flow from operations	$59,159
Funds flow from operations per unit - basic and diluted	$0.22
Net loss	$(60,459)
Net loss per unit - basic and diluted	$(0.23)
Unitholder distributions	$47,634
Distributions per unit	$0.18

Provident Upstream
Cash revenue	$44,633
Earnings before interest, DD&A, taxes and other non-cash items	$28,476
Funds flow from operations	$12,132
Net loss	$(85,835)

Provident Midstream
Cash revenue	$450,848
Earnings before interest, DD&A, taxes and other non-cash items	$50,904
Funds flow from operations	$47,027
Net income	$25,376

Operating
Oil and gas production
Crude oil (bpd)	3,798
Natural gas liquids (bpd)	757
Natural gas (mcfd)	51,442
Oil equivalent (boed)	13,129

Average selling price net of transportation expense (Cdn$)
Crude oil per bbl	$71.12
(before realized financial derivative instruments)
Crude oil per bbl	$72.08
(including realized financial derivative instruments)
Natural gas liquids per barrel	$54.14
Natural gas per mcf	$5.08
(before realized financial derivative instruments)
Natural gas per mcf	$5.02
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	113,279

Quarterly table

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2009
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$470,769	$305,923	$465,432	$469,359	$1,711,483
Funds flow from operations	$84,281	$48,516	$54,869	$76,340	$264,006
Funds flow from operations per unit - basic and diluted	$0.32	$0.19	0.21	0.29	$1.01
Net (loss) income	$(40,284)	$(80,061)	$51,663	$(20,338)	$(89,020)
Net (loss) income per unit - basic and diluted	$(0.16)	$(0.31)	$0.20	$(0.08)	$(0.34)
Unitholder distributions	$54,511	$47,012	$47,238	$47,456	$196,217
Distributions per unit	$0.21	$0.18	$0.18	$0.18	$0.75

Provident Upstream
Cash revenue	$72,242	$78,883	$69,208	$57,263	$277,596
Earnings before interest, DD&A, taxes and other non-cash items	$25,119	$33,114	$30,344	$20,416	$108,993
Funds flow from operations	$22,827	$30,022	$28,425	$20,882	$102,156
Net loss	$(38,154)	$(29,885)	$(21,879)	$(20,649)	$(110,567)

Provident Midstream
Cash revenue	$487,820	$314,537	$309,215	$452,176	$1,563,748
Earnings before interest, DD&A, taxes and other non-cash items	$69,927	$24,416	$27,119	$60,855	$182,317
Funds flow from operations	$61,454	$18,494	$26,444	$55,458	$161,850
Net (loss) income	$(2,130)	$(50,176)	$73,542	$311	$21,547

Operating
Oil and gas production
Crude oil (bpd)	10,710	10,035	9,276	5,533	8,875
Natural gas liquids (bpd)	1,138	1,105	1,169	1,072	1,121
Natural gas (mcfd)	76,260	75,735	65,525	60,992	69,575
Oil equivalent (boed)	24,558	23,763	21,366	16,770	21,592

Average selling price net of transportation expense (Cdn$)
Crude oil per bbl	$36.23	$59.03	$62.06	$66.03	$54.15
(before realized financial derivative instruments)
Crude oil per bbl	$42.31	$60.61	$62.56	$66.67	$56.63
(including realized financial derivative instruments)
Natural gas liquids per barrel	$41.13	$38.14	$39.76	$59.25	$44.40
Natural gas per mcf	$4.75	$3.40	$2.90	$4.36	$3.86
(before realized financial derivative instruments)
Natural gas per mcf	$5.26	$3.62	$3.28	$4.54	$4.19
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	98,229	111,912	113,528

Quarterly table

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2008
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$702,215	$420,220	$1,097,408	$1,019,320	$3,239,163
Funds flow from continuing operations	$130,394	$165,470	$139,979	$81,779	$517,622
Funds flow from continuing operations per unit - basic	$0.52	$0.65	$0.55	$0.32	$2.03
Funds flow from continuing operations per unit - diluted	$0.52	$0.65	$0.51	$0.32	$2.03
Net income (loss)	$33,616	$(184,081)	$351,105	$(43,248)	$157,392
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$(0.17)	$0.62
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$(0.17)	$0.62
Unitholder distributions	$91,117	$91,662	$92,188	$77,324	$352,291
Distributions per unit	$0.36	$0.36	$0.36	$0.30	$1.38

Oil and gas production (continuing operations)
Cash revenue	$122,815	$164,442	$158,400	$101,437	$547,094
Earnings before interest, DD&A, taxes and other non-cash items	$75,348	$117,132	$111,256	$49,757	$353,493
Funds flow from operations	$71,142	$112,869	$107,442	$47,187	$338,640
Net income (loss)	$9,591	$28,935	$76,881	$(421,457)	$(306,050)

Provident Midstream
Cash revenue	$641,673	$662,315	$652,753	$513,860	$2,470,601
Earnings before interest, DD&A, taxes and other non-cash items	$75,987	$61,769	$37,339	$37,666	$212,761
Funds flow from operations	$59,252	$52,601	$32,537	$34,592	$178,982
Net income (loss)	$15,516	$(290,230)	$232,966	$359,166	$317,418

Operating
Oil and gas production (continuing operations)
Crude oil (bpd)	12,287	12,494	12,805	12,307	12,473
Natural gas liquids (bpd)	1,307	1,178	1,195	1,134	1,203
Natural gas (mcfd)	83,970	86,130	85,628	80,450	84,039
Oil equivalent (boed)	27,589	28,027	28,271	26,849	27,683

Average selling price net of transportation expense (continuing operations) (Cdn$)
Crude oil per bbl	$75.06	$105.13	$102.66	$47.33	$82.79
(before realized financial derivative instruments)
Crude oil per bbl	$71.54	$98.68	$97.61	$52.71	$80.36
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85	$94.59	$91.72	$47.64	$76.88
Natural gas per mcf	$7.61	$9.98	$8.60	$6.63	$8.23
(before realized financial derivative instruments)
Natural gas per mcf	$7.74	$9.73	$8.45	$6.92	$8.23
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	120,222	119,649

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	March 31,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$5,068	$7,187
Accounts receivable	226,003	216,786
Petroleum product inventory	30,491	37,261
Prepaid expenses and other current assets	2,491	4,803
Financial derivative instruments (note 8)	5,435	5,314
	269,488	271,351

Investments	1,733	18,733
Property, plant and equipment	1,761,921	2,025,044
Intangible assets	129,070	132,478
Goodwill	100,409	100,409
	$2,262,621	$2,548,015
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$211,500	$221,417
Cash distributions payable	13,600	13,468
Financial derivative instruments (note 8)	106,968	86,441
	332,068	321,326

Long-term debt - revolving term credit facility (note 4)	100,186	264,776
Long-term debt - convertible debentures (note 4)	241,631	240,486
Asset retirement obligation (note 5)	60,136	61,464
Long-term financial derivative instruments (note 8)	111,041	103,403
Other long-term liabilities (note 7)	10,361	12,496
Future income taxes	126,969	162,665

Unitholders’ equity
Unitholders’ contributions (note 6)	2,841,100	2,834,177
Convertible debentures equity component	15,940	15,940
Contributed surplus	2,953	2,953
Accumulated income	276,555	337,014
Accumulated cash distributions	(1,856,319)	(1,808,685)
	1,280,229	1,381,399
	$2,262,621	$2,548,015

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)
	Three months ended
	March 31,
	2010	2009

Revenue
Revenue	$517,639	$539,958
Realized (loss) gain on financial derivative instruments	(22,158)	20,104
Unrealized loss on financial derivative instruments	(28,044)	(89,293)
	467,437	470,769

Expenses
Cost of goods sold	375,256	395,602
Production, operating and maintenance	24,167	35,193
Transportation	7,572	11,173
Depletion, depreciation and accretion (note 3)	148,143	80,164
General and administrative (note 7)	14,197	17,185
Strategic review and restructuring	1,077	274
Interest on bank debt	981	3,959
Interest and accretion on convertible debentures	5,191	5,745
Gain on sale of assets, foreign exchange and other (note 2)	(12,813)	(3,491)
	563,771	545,804

Loss before taxes	(96,334)	(75,035)

Capital tax expense	-	318
Current tax expense	108	2,121
Future income tax recovery	(35,983)	(37,190)
	(35,875)	(34,751)

Net loss for the period	(60,459)	(40,284)
Accumulated income, beginning of period	$337,014	$426,034
Accumulated income, end of period	$276,555	$385,750
Net loss per unit - basic and diluted	$(0.23)	$(0.16)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended
	March 31,
	2010	2009

Cash provided by operating activities
Net loss for the period	$(60,459)	$(40,284)
Add (deduct) non-cash items:
Depletion, depreciation and accretion (note 3)	148,143	80,164
Non-cash interest expense and other	1,189	1,378
Non-cash unit based compensation expense (recovery) (note 7)	(7,273)	(7,548)
Unrealized loss on financial derivative instruments	28,044	89,293
Unrealized foreign exchange loss (gain) and other	628	(1,532)
Gain on sale of assets (note 2)	(15,130)	-
Future income tax recovery	(35,983)	(37,190)
	59,159	84,281
Site restoration expenditures	(1,039)	(2,974)
Change in non-cash operating working capital	22,641	51,361
	80,761	132,668

Cash used for financing activities
Decrease in long-term debt	(164,590)	(8,861)
Distributions to unitholders	(47,634)	(54,511)
Issue of trust units	6,923	7,640
Change in non-cash financing working capital	132	(6,589)
	(205,169)	(62,321)

Cash provided by (used for) investing activities
Capital expenditures	(29,358)	(56,506)
Acquisitions	(26,704)	(374)
Proceeds on sale of assets (note 2)	206,411	-
Change in non-cash investing working capital	(28,060)	(13,966)
	122,289	(70,846)

Decrease in cash and cash equivalents	(2,119)	(499)
Cash and cash equivalents, beginning of period	7,187	4,629
Cash and cash equivalents, end of period	$5,068	$4,130

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$4,198	$8,044
Cash taxes paid (received)	$1,195	$(783)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian dollars (000s)
(unaudited)
	Three months ended
	March 31,
	2010	2009

Net loss for the period	$(60,459)	$(40,284)

Other comprehensive loss, net of taxes
Unrealized loss on available-for-sale investments (net of taxes)	-	(76)
	-	(76)
Comprehensive loss	$(60,459)	$(40,360)

Accumulated other comprehensive loss, beginning of period	-	(2,183)
Other comprehensive loss	-	(76)
Accumulated other comprehensive loss, end of period	$-	$(2,259)

Accumulated income, end of period	276,555	385,750
Accumulated cash distributions, end of period	(1,856,319)	(1,666,979)
Retained earnings (deficit), end of period	(1,579,764)	(1,281,229)
Accumulated other comprehensive loss, end of period	-	(2,259)
Total retained earnings (deficit) and accumulated other comprehensive loss, end of period	$(1,579,764)	$(1,283,488)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated
Financial Statements

(Tabular amounts in Cdn $ 000’s, except unit and per unit amounts, and as noted)
(unaudited)

March 31, 2010

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies as set out in the Consolidated Financial Statements of the Trust for the year ended December 31, 2009 and are consistent with policies adopted in the first quarter of 2009.  Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted.  These Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2009.  Certain comparative numbers have been reclassified to conform with the current period’s presentation.

2.	Sale of assets

On March 1, 2010, the Trust completed a sale of oil and natural gas assets in West Central Alberta for net proceeds of $175.5 million.  The proceeds from the sale were credited against the full cost pool of oil and natural gas properties included in property, plant and equipment on the Trust’s balance sheet.  No gain or loss was recognized on this transaction.

On March 19, 2010, the Trust sold its investment in Emerge Oil and Gas Inc. for $32.1 million.  The Trust recorded a gain on the transaction of $15.1 million which is included in gain on sale of assets, foreign exchange and other on the Statement of Operations.

3.	Impairment of property, plant and equipment

At March 31, 2010, the Trust performed an impairment test of its oil and natural gas assets by comparing the carrying value of the assets to the sum of the undiscounted proved reserve cash flows using future price estimates.  As the carrying value was deemed not recoverable, the assets were written down to their fair value of $949.9 million, which is determined by the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate of five percent.  Accordingly, an impairment loss of $99.1 million was recognized in the first quarter of 2010 (2009 – nil) and was included in depletion, depreciation and accretion expense as a permanent impairment.  The impairment loss was attributable to the decline in forecasted prices used in the estimation of future cash flows.

The following table outlines prices used in the impairment test at March 31, 2010:

	Oil	Gas	NGL
Year	$/bbl	$/mcf	$/bbl

2010	$ 64.96	$ 4.56	$ 60.71
2011	$ 66.41	$ 5.30	$ 64.30
2012	$ 68.74	$ 5.99	$ 68.17
2013	$ 71.09	$ 6.74	$ 72.13
2014	$ 74.13	$ 7.06	$ 76.03
Thereafter (1)	2%	2%	2%
(1) Percentage change represents the increase in each year after 2014 to the end of the reserve life.

4.	Long-term debt

	As at	As at
	March 31, 2010	December 31, 2009
Revolving term credit facility	$100,186	$264,776
Convertible debentures	241,631	240,486
Total	$341,817	$505,262

i)	Revolving term credit facility

In 2010, the Trust’s Canadian term credit facility was reduced by $50 million to $980 million (December 31, 2009 - $1,030 million) due to the asset disposition in the Upstream business unit.  Based on the terms and conditions of the credit facility, Provident has access to $833 million of the total facility.  The borrowing capacity of the term credit facility is re-measured quarterly.

The credit facility is with a syndicate of banks and is secured by the Trust’s Midstream assets and Canadian oil and gas properties.  The terms of the credit facility have a revolving three year period expiring on May 30, 2011.

At March 31, 2010 Provident had $31.7 million in letters of credit outstanding (December 31, 2009 - $27.2 million) that guarantee Provident’s performance under certain commercial and other contracts.

ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the three months ended March 31, 2010, no debentures were converted to trust units at the election of debenture holders (2009 – nil).  Included in the carrying value at March 31, 2010 were financing costs of $2.5 million.  The following table details each outstanding convertible debenture:

	As at		As at
Convertible Debentures	March 31, 2010		December 31, 2009
($000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
6.5% Convertible Debentures	$146,767	$149,980	$146,028	$149,980	April 30, 2011	14.75
6.5% Convertible Debentures	94,864	98,999	94,458	98,999	Aug. 31, 2012	13.75
	$241,631	$248,979	$240,486	$248,979
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

5.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred.   Estimated cash flows have been discounted at the Trust’s average credit-adjusted risk free rate of seven percent and an inflation rate of two percent has been estimated for future years.

	Three months ended March 31,
($ 000s)	2010	2009
Carrying amount, beginning of period	$61,464	$59,432
Acquisitions	1,442	-
Increase in liabilities incurred during the period	-	116
Settlement of liabilities during the period	(1,039)	(2,974)
Decrease in liabilities due to sale of assets	(2,792)	-
Accretion of liability	1,061	1,038
Carrying amount, end of period	$60,136	$57,612

6.	Unitholders’ contributions

        The Trust has authorized capital of an unlimited number of common voting trust units.

	Three months ended March 31,
	2010		2009
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of period	264,336,636	$2,834,177	259,087,789	$2,806,071
Issued pursuant to the distribution reinvestment plan	576,334	4,628	1,252,851	5,516
To be issued pursuant to the distribution reinvestment plan	298,094	2,295	439,251	2,124
Balance at end of period	265,211,064	$2,841,100	260,779,891	$2,813,711

The basic and diluted per trust unit amounts for 2010 were calculated based on the weighted average number of units outstanding of 264,497,839 (2009 – 259,390,977).

7.	Unit based compensation

Restricted/Performance units

At March 31, 2010, $6.6 million (December 31, 2009 - $12.2 million) is included in accounts payable and accrued liabilities for this plan and $10.4 million (December 31, 2009 - $12.5 million) is included in other long-term liabilities.

The following table reconciles the expense recorded for RTUs and PTUs.

	Three months ended March 31,
	2010	2009
Cash general and administrative	$10,835	$8,135
Non-cash unit based compensation (included in general and administrative)	(7,273)	(7,548)
Strategic review and restructuring expenses	102	-
Production, operating and maintenance expense	240	59
	$3,904	$646

The following table provides a continuity of the Trust’s RTU and PTU plans:

	RTUs	PTUs
Opening balance January 1, 2010	1,576,123	3,959,122
Grants	515,975	859,059
Reinvested through notional distributions	17,752	113,965
Exercised	(678,011)	(1,052,256)
Cancelled	(12,825)	(38,202)
Ending balance March 31, 2010	1,419,014	3,841,688

At March 31, 2010, all RTUs and PTUs have been valued at market prices.

8.	Financial instruments

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	March 31,	December 31,
($ 000s)	2010	2009
Provident Upstream
Crude Oil	$1,445	$826
Natural Gas	(2,551)	1,545
Provident Midstream	213,696	181,890
Corporate	(16)	269
Total	$212,574	$184,530

Settlement of financial derivative contracts

The following table summarizes the impact of financial derivative contracts settled during the three months ended March 31, 2010 and 2009 that are included in realized (loss) gain on financial derivative instruments.

	Three months ended March 31,
Realized (loss) gain on financial derivative instruments	2010		2009
($ 000s except volumes)		Volume (1)		Volume (1)
Provident Upstream
Crude Oil	$328	0.1	$5,859	0.3
Natural gas	(271)	2.3	3,481	1.5

Provident Midstream
Crude Oil	(7,213)	0.7	25,422	1.2
Natural gas	(16,079)	5.2	(17,265)	5.7
NGL's (includes propane, butane)	535	0.3	5,796	0.1
Foreign Exchange	1,135		(3,003)
Electricity	(100)		(186)

Corporate
Interest Rate (2)	(493)		-

Realized (loss) gain on financial derivative instruments	$(22,158)		$20,104
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

(2) Realized gains and losses on corporate related interest rate contracts are allocated to the reporting segments for segmented reporting purposes.

In addition, the Trust recorded a gain of $0.1 million (2009 - $0.1 million loss) on corporate foreign exchange contracts.  The amounts are included in gain on sale of assets, foreign exchange and other on the consolidated statement of operations and are allocated to the reporting segments.

9.	Subsequent events

Merger of Provident Upstream with Midnight Oil Exploration Ltd.

On April 19, 2010, Provident announced a strategic transaction in which Provident will combine the remaining Provident Upstream business with Midnight Oil Exploration Ltd. (“Midnight”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Under the Arrangement, Midnight will acquire all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which holds all of the oil and gas properties and reserves associated with Provident’s Upstream business. Total consideration is approximately $460 million and will consist of $120 million in cash and 324 million shares of Midnight valued at $340 million, based on the 20 day weighted average trading price of Midnight shares on the Toronto Stock Exchange (“TSX”) of $1.05 as of April 19, 2010. Provident Upstream’s oil and natural gas property, plant and equipment book value as at March 31, 2010, after ceiling test impairment, was $949.9 million.

Under the terms of the Arrangement, each Provident unitholder will directly receive 0.12225 shares of a new intermediate sized oil and gas producer Pace Oil & Gas Ltd. (“Pace”) for every unit of Provident held and each Midnight shareholder will receive 0.1 shares of Pace for every share of Midnight held. The exchange ratio incorporates a planned one for ten consolidation of Midnight shares pursuant to the terms of the Arrangement and immediately prior to the issuance of Pace shares.  Provident unitholders will own approximately 81 percent of Pace and Midnight shareholders will own approximately 19 percent of Pace upon completion of the Arrangement.

Upon successful conclusion of the transaction, the shares of Pace (formerly Midnight shares) will be delivered to Provident unitholders in exchange for a portion of the units held by each Provident unitholder. Provident unitholders will continue to hold the remaining portion of their units in Provident Energy Trust following the Arrangement. The Pace shares will continue to be listed on the TSX and the Provident units will continue to be listed on the TSX and the NYSE.

The arrangement requires the approval of Provident unitholders and Midnight shareholders, as well as court and regulatory approvals that are typical of transactions of this nature. Special meetings of Provident unitholders and Midnight shareholders are scheduled to occur on June 28, 2010.  To be implemented, the Arrangement must be approved by not less than 66 2/3 percent of the votes cast by Provident unitholders and Midnight shareholders voting at the applicable meetings. Closing of the Arrangement is anticipated on or about June 30, 2010. Provident’s financial advisory, legal fees and other direct fees associated with the Arrangement in respect of this transaction are expected to be approximately $8.0 million

Midstream financial derivative contract buyout

In April, 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business unit for a total cost of approximately $196 million.  The carrying value of these specific contracts at March 31, 2010 was a liability of $177.7 million. The buyout of Provident’s forward mark to market positions will allow the Trust to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to lock-in margins for terms of up to one year. Provident has retained certain participating crude oil and natural gas swaps and the NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products.

10.	Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production (“Provident Upstream” or “COGP”) and Provident Midstream.

Provident Upstream includes exploitation, development and production of crude oil and natural gas reserves.  Provident Midstream includes processing, extraction, transportation, loading, storage and marketing of natural gas liquids.

Geographically the Trust operates in Canada in the Upstream business segment and in Canada and the USA in the Midstream business.

	Three months ended March 31, 2010
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$53,677	$-	$53,677
Royalties	(8,978)	-	(8,978)
Product sales and service revenue	-	472,940	472,940
Realized gain (loss) on financial derivative instruments	(66)	(22,092)	(22,158)
	44,633	450,848	495,481

Expenses
Cost of goods sold	-	375,256	375,256
Production, operating and maintenance	20,419	3,748	24,167
Transportation	2,175	5,397	7,572
Foreign exchange loss (gain) and other	(14,597)	1,156	(13,441)
General and administrative	7,448	14,022	21,470
Strategic review and restructuring	712	365	1,077
	16,157	399,944	416,101

Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	28,476	50,904	79,380
Other revenue
Unrealized (loss) gain on financial derivative instruments	3,554	(31,598)	(28,044)

Other expenses
Depletion, depreciation and accretion	137,379	10,764	148,143
Interest on bank debt	245	736	981
Interest and accretion on convertible debentures	1,298	3,893	5,191
Unrealized foreign exchange loss (gain) and other	-	628	628
Non-cash unit based compensation expense (recovery)	(2,413)	(4,860)	(7,273)
Capital tax expense	-	-	-
Current tax expense (recovery)	1	107	108
Future income tax (recovery) expense	(18,645)	(17,338)	(35,983)
	117,865	(6,070)	111,795
Net (loss) income for the year	$(85,835)	$25,376	$(60,459)
(1) Included in the Provident Midstream segment is product sales and service revenue of $ 67.9 million associated with U.S. midstream operations.

	As at and for the three months ended March 31, 2010
	Provident Upstream	Provident Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$958,665	$803,256	$1,761,921
Intangible assets	-	129,070	129,070
Goodwill	-	100,409	100,409
Capital expenditures		-
Capital Expenditures	22,385	6,973	29,358
Acquisitions	4,630	22,074	26,704
Cash proceeds on sale of assets	206,411	-	206,411
Working capital
Accounts receivable	68,055	157,948	226,003
Petroleum product inventory	-	30,491	30,491
Accounts payable and accrued liabilities	75,234	136,266	211,500
Long-term debt - revolving term credit facilities	25,046	75,140	100,186
Long-term debt - convertible debentures	60,408	181,223	241,631
Asset retirement obligation	39,163	20,973	60,136
Financial derivative instruments liability	$(1,110)	$213,684	$212,574

	Three months ended March 31, 2009
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$75,259	$-	$75,259
Royalties	(12,357)	-	(12,357)
Product sales and service revenue	-	477,056	477,056
Realized (loss) gain on financial derivative instruments	9,340	10,764	20,104
	72,242	487,820	560,062

Expenses
Cost of goods sold	-	395,602	395,602
Production, operating and maintenance	31,521	3,672	35,193
Transportation	3,492	7,681	11,173
Gain on sale of assets, foreign exchange and other	(892)	(1,067)	(1,959)
General and administrative	12,865	11,868	24,733
Strategic review and restructuring	137	137	274
	47,123	417,893	465,016

Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	25,119	69,927	95,046
Other revenue
Unrealized loss on financial derivative instruments	(8,123)	(81,170)	(89,293)

Other expenses
Depletion, depreciation and accretion	70,752	9,412	80,164
Interest on bank debt	990	2,969	3,959
Interest and accretion on convertible debentures	1,436	4,309	5,745
Unrealized foreign exchange loss (gain) and other	58	(1,590)	(1,532)
Non-cash unit based compensation expense (recovery)	(3,518)	(4,030)	(7,548)
Capital tax expense	318	-	318
Current tax (recovery) expense	(73)	2,194	2,121
Future income tax recovery	(14,813)	(22,377)	(37,190)
	55,150	(9,113)	46,037

Net loss for the period	$(38,154)	$(2,130)	$(40,284)
(1) Included in the Provident Midstream segment is product sales and service revenue of $81.1 million associated with U.S. midstream operations.

	As at and for the three months ended March 31, 2009
	Provident Upstream	Provident Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,708,986	$752,872	$2,461,858
Intangible assets	-	154,971	154,971
Goodwill	-	100,409	100,409
Capital expenditures
Capital expenditures	46,516	9,990	56,506
Acquisitions	374	-	374
Cash proceeds on sale of assets	-	-	-
Working capital
Accounts receivable	48,258	165,772	214,030
Petroleum product inventory	-	26,820	26,820
Accounts payable and accrued liabilities	99,269	126,833	226,102
Long-term debt - revolving term credit facilities	123,990	371,971	495,961
Long-term debt - convertible debentures	59,303	177,910	237,213
Asset retirement obligation	41,559	16,053	57,612
Financial derivative instruments (asset) liability	$(9,902)	$151,646	$141,744